January 31, 2007

To the Following Securities Commission(s):

Alberta Securities Commission

B.C. Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland Securities Commission

Nova Scotia Securities Commission

Securities Registry-Northwest Territories

Nunavut Securities Commission

Ontario Securities Commission

P.E.I. Securities Commission

Quebec Securities Commission

Saskatchewan Securities Commission

Justice Services Division-Yukon

To the Following Stock Exchange(s):

TSX Venture Exchange

Toronto Stock Exchange

Securities Exchange Commission

Dear Sirs:

Re:

Annual General Meeting

Freegold Ventures Limited

ISIN Number CA 356455 10 5 7

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of Meeting:

April 25, 2007

Record Date for Notice:

February 28, 2007

Record Date for Voting:

February 28, 2007

Beneficial Ownership Determination Date:

February 28, 2007

Securities Entitled to Notice:

Common

Securities Entitled to Vote:

Common

Special Business:

No

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”

Client Services

/gb

CIBC Mellon Trust Company

The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia  V6E 3X1

Tel: (604) 688-4330  Fax: (604) 688-4301  E-Mail  inquiries@cibcmellon.com  Website: www.cibcmellon.com

Mailing Address:  PO Box 1900, Vancouver, British Columbia  V6C 3K9

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.